Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Benchmark Electronics, Inc.:

     We consent to the use of our reports dated February 27, 2008, with respect to the consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, the effectiveness of internal control over financial reporting as of December 31, 2007, and our report dated February 27, 2008 related to the consolidated financial statement schedule, incorporated herein by reference. Our reports refer to a change in the method of accounting for uncertain tax positions in 2007 and a change in the method of accounting for share based payments in 2006.

(signed) KPMG LLP
Houston, Texas
December 16, 2008